UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February 2018

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .               .

Grifols, S.A.

Item		Sequential Page Number

1.	Relevant Event, dated February 23, 2018.	3

Grifols, S.A. Avinguda de Ia Generalitat 152-158 08174 Sant Cugat del Valles Barcelona-ESPANA Tel. [34)935 710 500 Fax [34) 935 710 267 www.gr ilols.com GRIFOLS RELEVANTEVENT article 228 of the Consolidated Text of the Securities Pursuant to the provisions of Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. (the "Company") hereby informs that: The Company's Board of Directors, at its meeting held today has approved the appointment of the independent board member Ms. Carina Szpilka Lazaro as new Chairperson of the Audit Committee, in substitution of Ms. Belen Villalonga Morenes. In accordance with the Spanish Capital Companies Act, the person holding the position of Chairperson of the Audit Committee must be substituted every four years and Ms. Belen Villalonga Morenes occupied said position since February 2014. In Barcelona, on 23 February 2018 Ms. Nuria Martin Barnes Secretary to the Board of Directors - evERT. BS OHSAS 18001

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

	By:	/s/ David I. Bell
		Name:	David I. Bell
		Title:	Authorized Signatory

Date: February 23, 2018